CONFIDENTIAL

July 8, 2010

VIA FACSIMILE, EXPRESS MAIL, AND EDGAR

Mr. John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549-4631

RE:	PulteGroup, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 1-9804

Dear Mr. Hartz:

The following is our response to your comment letter dated July 2, 2010 relating to the above referenced filing of PulteGroup, Inc. filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/ Roger A. Cregg
Roger A. Cregg
Executive Vice President and
Chief Financial Officer

PulteGroup, Inc.

Form 10-K for the year ended December 31, 2009

Item 7. Management’s Discussion and Analysis, page 22

Critical Accounting Policies and Estimates, page 40

Goodwill and Intangible Assets, page 43

1.	We note and appreciate the additional disclosures you intend to provide based on your response to prior comment 1. Based on the table you intend to provide, we assume that the first three line items are at increased risk of future impairment. Please revise future filings to also disclose the amount of goodwill at increased risk of future impairment by reportable segment.

We confirm that the first three line items in the proposed table are at increased risk of future impairment. In our future filings, beginning with our Form 10-Q for the quarter ended June 30, 2010, we will revise our proposed disclosure to also include the amount of goodwill at increased risk of future impairment by reportable segment.

Item 8. Financial Statements and Supplementary Data, page 47

Note 3. Goodwill, page 65

2.	We note your response to prior comment 2. Please confirm that in future filings you will disclose the information you provided supplementally pertaining to the differences in your valuation of goodwill at the merger date and the goodwill impairment assessment date, including how you evaluate changes in your market capitalization.

In our future filings, beginning with our Form 10-Q for the quarter ended June 30, 2010, we will revise our disclosures to include the requested information in a manner similar to that reflected in our prior response.

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